Oncolytics Achieves Success Criteria for Efficacy in the Third-Line Colorectal Cancer Cohort of the GOBLET Study

Results met efficacy criteria for enrollment expansion and provide support for pelareorep’s mechanism of action

SAN DIEGO, CA, and CALGARY, AB, October 23, 2023 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY, Oncolytics) (TSX: ONC), a clinical-stage immunotherapeutics company focused on oncology, today announced the poster presentation of interim results from the Phase 1/2 GOBLET study evaluating a combination treatment of pelareorep in patients with third-line (3L) metastatic colorectal cancer (CRC) regardless of microsatellite instability status at the European Society for Medical Oncology meeting (ESMO 2023), taking place in Madrid, Spain.

“The results presented at ESMO met the criteria to advance the study to the next stage, with 4 of 14 enrolled patients demonstrating stable disease at week 16. These data demonstrated a 40% overall disease control rate and provided further encouraging data for pelareorep,” said Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics. “In a patient population that had failed multiple rounds of treatment, we continue to see pelareorep’s ability to synergize with atezolizumab by generating an immune response, including the expansion of T cell clones. The translational data from this cohort are consistent with the observed clinical response, providing further support for pelareorep’s mechanism of action as a potential backbone immunotherapy for patients with gastrointestinal and other forms of cancer.”

“We designed the GOBLET study to evaluate pelareorep’s ability to improve clinical outcomes in different gastrointestinal cancers, including at different disease stages, and to better understand pelareorep’s mechanism of action by generating strong translational data. The data from this arm of the study demonstrate that pelareorep is taken up by tumor cells and stimulates T cell expansion even in heavily pre-treated colorectal cancer patients,” said Thomas Heineman, M.D., Ph.D., Chief Medical Officer at Oncolytics. “These patients demonstrated a 40% disease control rate, a progression-free survival of 2.8 months, a median overall survival of 8.0 months, and a 12-month survival rate of 33%, exceeding historical results1-3. These findings are encouraging given that exhaustion of tumor-infiltrating lymphocytes, resulting from late stage of disease and extensive prior chemotherapy, may have limited their ability to expand in response to treatment. Notably, this is the second GOBLET study cohort in a row that has met its success criteria, further supporting pelareorep’s ability to synergize with atezolizumab. These data also support pelareorep’s immunologic mechanism of action and will inform our plans for further development.”

GOBLET Study 3L Metastatic CRC Patient Overview:
Patients in the CRC cohort, presented at ESMO 2023, are undergoing third-line treatment with a combination of pelareorep, atezolizumab, and trifluridine/tipiracil. The 15 evaluable patients enrolled in the first stage of the study have been evaluated based on a September 18, 2023 data cut-off date. The enrolled patient population included patients with an ECOG score of ≤1 and confirmed colorectal cancer, regardless of microsatellite instability status.

References
1. Mayer et al. N Engl J Med 2015; 372:1909-1919. DOI: 10.1056/NEJMoa1414325
2. Moriwaki et al. The Oncologist 2018; 23(1):7-15. DOI: 10.1634/theoncologist.2017-0275
3. Bachet et al. ESMO Open. 2020 Jun;5(3):e000698. doi: 10.1136/esmoopen-2020-000698

Poster Information

Poster Title	Pelareorep + atezolizumab and chemotherapy in third-line (3L) metastatic colorectal cancer (mCRC) patients – Interim results from the GOBLET study
Final Publication Number (FPN)	619P
Poster Date	October 22, 2023

About GOBLET
The GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with the oncolytic reovirus peLarEorep and anTi-PD-L1) study is a phase 1/2 multiple indication study in advanced or metastatic gastrointestinal tumors. The study is being conducted at 12 centers in Germany and is being managed by AIO-Studien-gGmbH. The co-primary endpoints of the study are objective response rate (ORR) assessed at week 16 and safety. Key secondary and exploratory endpoints include additional efficacy assessments and evaluation of potential biomarkers (T cell clonality and CEACAM6). The study employs a Simon two-stage design with Stage 1 comprising four treatment groups expected to enroll a total of approximately 55 patients:

1.Pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel in 1st line advanced/metastatic pancreatic cancer patients (n=12);

2.Pelareorep in combination with atezolizumab in 1st line MSI (microsatellite instability)-high metastatic colorectal cancer patients (n=19);

3.Pelareorep in combination with atezolizumab and TAS-102 in 3rd line metastatic colorectal cancer patients (n=14); and

4.Pelareorep in combination with atezolizumab in 2nd line advanced and unresectable anal cancer patients (n=10).

Any cohort showing an ORR above a pre-specified threshold in Stage 1 may be advanced to Stage 2 and enroll additional patients.

About AIO
AIO-Studien-gGmbH (AIO) emerged from the study center of the internal oncology working group within the German Cancer Society (DKG). AIO operates with a non-profit purpose of promoting science and research with a focus on medical oncology. Since its foundation, AIO has become a successful sponsor and study management company and has established itself both nationally and internationally.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in Phase 2 studies in breast and pancreatic cancers. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics' belief as to the potential, mechanism of action, and benefits of pelareorep as a cancer therapeutic; our stated goals and objectives; and our plans to advance towards a registrational study in metastatic breast cancer and pancreatic cancer. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com